Exhibit 99.1

FreeSeas Concludes Sale of Vessel - Reduces Bank Debt

ATHENS, Greece, September 24, 2014 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq: FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that it has sold to unrelated third parties the M/V ‘Free Impala’, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a sale price of $3.6 million.

Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel.

Mr. Ion Varouxakis, the Company's Chairman, President and CEO stated, “We are pleased to announce the sale of the only laid-up vessel of our fleet in order to reduce outstanding indebtedness. Today’s transaction is one more step in the direction of the Company’s plan to reduce bank debt and increase operational leverage. We aspire to keep reducing outstanding bank debt and to capitalize on NBG’s offer to forgive approximately $4.7 million of debt against repayment of $22 million, while creating the conditions for the acquisition of additional vessels in order to increase our income and earnings.” Mr. Varouxakis added: “Today’s payment of $3.3 million, in conjunction with the payment of a further $2.7 million a few days ago, brings total payments to $6 million. NBG is our last outstanding lender, and the latest payments bring the conditions for the offered debt forgiveness much closer to fruition, which would extinguish our bank debt. This is a marked improvement compared to $90 million of outstanding bank debt less than a year ago.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr